SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                Amendment No. 2
                                       To
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                      HEALTHCARE INVESTORS OF AMERICA, INC.

                            (Name of Subject Company)

                 SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL
                      MANAGEMENT, LLC; AND ROBERT E. DIXON

                                    (Bidder)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                   422 20E 105
                      (CUSIP Number of Class of Securities)
                            -----------------------
                                              Copy to:
Robert Dixon                                  Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                Derenthal & Dannhauser
150 Post Street, Suite 320,                   One Post Street, Suite 575
San Francisco, California 94108               San Francisco, California  94104
(415) 788-1444                                (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

       Transaction                                         Amount of
       Valuation*                                          Filing Fee

      -$131,208-                                            $26.24

* For purposes of calculating the filing fee only. Assumes the purchase of 119,280 shares of Common Stock ("Shares") at a purchase price equal to $1.10 per Share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $26.24
         Form or Registration Number: Schedule TO
         Filing Party: Above Bidders
         Date Filed: July 9, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                        FINAL AMENDMENT TO TENDER OFFER

     This final amendment to Tender Offer Statement on Schedule TO relates to the offer by SUTTER OPPORTUNITY FUND 2, LLC (the "Purchaser") to purchase up to 119,280 Shares of Common Stock $0.01 par value (the "Shares") in HEALTHCARE INVESTORS OF AMERICA, INC., a Maryland corporation (the "Issuer"), the subject company. The Offer terminated on August 10, 2001. The Offer resulted in the tender by Share holders, and acceptance for payment by the Purchasers, of a total of 37,778.313 Shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 37,778.313 Shares, or approximately 9.502% of the total outstanding Shares.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2001


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
-----------------------------------------
 ROBERT E. DIXON


























                                        2